Appendix A to Amended and Restated Operating Expenses Agreement

(Effective              2011 )

Fund	Class M Operating Expense Limit (1)	Class I Operating Expense Limit	Admin. Class Operating Expense Limit (1)	Plan Class Operating Expense Limit

Metropolitan West Total Return Bond Fund	0.65%	0.44%	.85%	0.39%

Metropolitan West Low Duration Bond Fund	0.58%	0.39%	.78%	N/A

Metropolitan West Ultra Short Bond Fund	0.50%	0.34%	.70%	N/A

Metropolitan West AlphaTrak 500 Fund (2)	0.90%	N/A	1.10%	N/A

Metropolitan West High Yield Bond Fund	0.80%	0.55%	1.00%	N/A

Metropolitan West Intermediate Bond Fund	0.65%	0.44%	.85%	N/A

Metropolitan West Strategic Income Fund (3)	2.35%	2.10%	2.55%	N/A

(1)	In Rule 12b-1 fees paid by Class M shares of the Funds. There are no Rule 12b-1 fees assessable for Class I shares of the Funds.
(2)	Assumes the maximum management fees of 0.70%.
(3)	Assumes the maximum management fee of 1.90%.

METROPOLITAN WEST FUNDS	METROPOLITAN WEST ASSET MANGEMENT, LLC

By:	By:

Title:	Title: